EXHIBIT 2.1(c)

AMERICAN INTERNATIONAL GROUP, INC.
1271 Avenue of the Americas New York, New York 10020
October 27, 2023

RenaissanceRe Holdings Ltd. 12 Crow Lane
Pembroke HM19, Bermuda
Attention: Shannon Bender, General Counsel

Re: Section 2.09(h) of the Stock Purchase Agreement

Dear Ms. Bender,
Reference is made to that certain Stock Purchase Agreement, dated May 22, 2023 and as amended June 15, 2023 (the “Agreement”), by and between American International Group, Inc. (“Parent”) and RenaissanceRe Holdings Ltd. (“Acquiror”). Capitalized terms used but not defined in this letter agreement have the meaning given to such terms in the Agreement.

Parent and Acquiror hereby agree that, with effect as of May 22, 2023:

1.Section 2.09(h) of the Agreement shall be deleted and replaced in its entirety with the following:
(h)With respect to the post-Closing allocation of power and responsibility for the management of Shared Reinsurance following the Closing, including with respect to allocations of recoveries, retention, reinstatement premium and exhaustion of limits with respect to the Shared Reinsurance, Parent and the Acquiror agree as follows:

(i)With respect to the Shared Reinsurance set forth on Schedule 2.09(h)(i) (the “Validus Managed Shared Reinsurance”), following the Closing the Acquiror and its Affiliates (including the Company Group Entities) shall have responsibility for the management of the Validus Managed Shared Reinsurance, including preparation of all contractual reporting requirements and administering recoveries thereunder, subject to compliance with this Section 2.09(h); provided that the Acquiror and its Affiliates shall obtain the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) before undertaking any cancellation, commutation or material amendment of any Validus Managed Shared Reinsurance;

(ii)With respect to all Shared Reinsurance other than the Validus Managed Shared Reinsurance (the “Parent Managed Shared Reinsurance”), which for the avoidance of doubt includes the Shared Reinsurance described on Schedule 2.09(h)(ii), following the Closing Parent and its Affiliates (other than the Company Group Entities) shall have responsibility for the management of the Parent Managed Shared Reinsurance, including preparation of all contractual reporting requirements and administering recoveries thereunder, subject to compliance with this Section 2.09(h); provided that Parent and its Affiliates shall obtain the prior written consent of the Acquiror (which shall not be unreasonably withheld, conditioned or delayed) before undertaking any cancellation, commutation or material amendment of any Parent Managed Shared Reinsurance;

(iii)Following the Closing, in the event of an occurrence which gives rise to claims with respect to both the Subject Business and Other Business:

(x)recoveries under the Shared Reinsurance shall be allocated between the Subject Business and Other Business in proportion to the contribution of each to the ultimate net loss of the claim subject to such recovery;

(y)retention in any claim ceded under the Shared Reinsurance shall be allocated between the Subject Business and Other Business in proportion to the contribution of each to the ultimate net loss of the relevant claim; and
(z)any premium payable for reinstated limits shall be allocated between the Subject Business and Other Business in proportion to the contribution of each to the ultimate net loss of the claims which exhausted the Shared Reinsurance on a quarterly basis.

(iv)Following the Closing, in the event that any Shared Reinsurance is exhausted, notwithstanding such exhaustion, the layer will be deemed to remain in place and the net impact of exhaustion (and the corresponding allocation of recoveries) shall be allocated between the Subject Business and Other Business in the proportions in which each contributed to the ultimate net loss of the claims under the applicable Shared Reinsurance as if such Shared Reinsurance remained in force and any such losses in excess of the applicable allocated recovery amount under such applicable Shared Reinsurance shall be treated, and shall be subject to the same limitations, as Covered Losses and, accordingly, shall be included in the calculation of the applicable Reserve Cover Amount. For the avoidance of doubt, any disputes relating to Section 2.09(h)(iii)–(iv) shall be determined solely in accordance with Section 2.09(d);

(v)The Acquiror and its Affiliates (including the Company Group Entities) shall administer, or cause to be administered, the Validus Managed Shared Reinsurance and Parent and its Affiliates (other than the Company Group Entities) shall administer, or cause to be administered, the Parent Managed Shared Reinsurance (w) with the skill, care, prudence, diligence and expertise that would reasonably be expected from experienced and qualified personnel performing such duties in like circumstances, (x) in accordance with (A) applicable industry standards and (B) the terms and conditions of the Shared Reinsurance, (y) in accordance with applicable Law and (z) subject to the foregoing provisions in clauses (w) through (y), in a manner consistent with, and no less favorable than, the manner in which the Acquiror and its Affiliates (including the Company Group Entities) or Parent and its Affiliates (other than the Company Group Entities), as applicable, administer similar coverage other than the Shared Reinsurance, to the extent applicable;

(vi)Each of the Acquiror and Parent shall inform the other party of any occurrence giving rise to any loss under any Shared Reinsurance, as promptly as reasonably practicable following such party becoming aware of such loss; and
(vii)Any letters of credit or other form of collateral or security provided by a third party with respect to the Shared Reinsurance covering both the Subject Business and Other Business (in each case, whether at the inception of such Shared Reinsurance or due to special termination provisions having been invoked) shall be referred to herein as “Joint Collateral”. Any benefit from or any deficit in such Joint Collateral shall be allocated between the Subject Business and Other Business in proportion to the contribution of each to the ultimate net loss under such Shared Reinsurance. Where Parent or its Affiliates or one or more of the Company Group Entities is the named beneficiary on such Joint Collateral, it is understood that both Parent and its Affiliates (other than the Company Group Entities) and the Acquiror and its Affiliates (including the Company Group Entities) are joint beneficiaries to such forms of collateral for the applicable years of account, and the applicable party shall manage these arrangements jointly with the other party until commutation thereof.

2.A new Section 2.09(l) and Section 2.09(m) shall be added to the Agreement immediately following Section 2.09(k) as follows:
(l)Notwithstanding anything to the contrary contained herein, in connection with that certain AIG Adverse Development Cover Excess of Loss Agreement (the “ADC”), effective as of the Closing Date, by and between Parent and Clarendon National Insurance Company (together with its Affiliates, successors and assigns, the “Cover Provider”), the Acquiror hereby consents to Parent and its Affiliates sharing with the Cover Provider any and all information or data that the Acquiror or its Affiliates provides to Parent pursuant to this Section 2.09, including each Quarterly Report, each Annual Report and any Specified Item, and any information or data derived from the foregoing (collectively, the “ADC Material”), solely for purposes relating to the Cover Provider’s rights and obligations under the ADC and the transactions contemplated thereby, including the Cover Provider’s own internal administration, risk management, regulatory compliance, tax, claims handling and accounting purposes (collectively, the “Cover Provider’s Purpose”); provided, that Parent notifies the Cover Provider of the confidential nature of such ADC Material, and the Cover Provider agrees to keep such ADC Material strictly confidential and to only use such ADC Material in connection with the Cover Provider’s Purpose. Notwithstanding anything herein to the contrary, Parent and the Acquiror acknowledge and agree that the Cover Provider shall be permitted to disclose ADC Material (i) that is properly in the possession of the Cover Provider or its representatives at the time of disclosure without any obligation of confidentiality attaching thereto, (ii) that is or becomes available to the general public without the Cover Provider’s breach of its confidentiality obligations, (iii) that is disclosed to the Cover Provider or any of its representatives on a non-confidential basis by another source without breach of any contractual, legal, fiduciary or other obligation with or to Parent or the Acquiror that is known or should have been known to the Cover Provider, (iv) that is independently developed by the Cover Provider or any of its representatives without use of or reliance upon the ADC Material, (v) to a Governmental Authority or otherwise pursuant to a court order or a governmental directive requiring disclosure, to the extent such disclosure is reasonably necessary and (vi) in connection with the Cover Provider’s Purpose, to its representatives and to government and regulatory authorities having jurisdiction over it or its Affiliates, so long as the Cover Provider advises such parties of the confidential nature of the ADC Material, including the sensitive nature of the Personal Data, and the obligations of such parties to maintain confidentiality, privacy and information security in accordance with the terms of the ADC; provided that the foregoing clauses (i) through (iv) shall not permit the disclosure of Personal Data. Notwithstanding anything to the contrary herein, the parties acknowledge and agree that the Cover Provider (A) does not and shall not have any right to participate in discussions, or otherwise participate in any interactions, between the Acquiror and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand, in connection with this Section 2.09 unless otherwise agreed by the Acquiror in its sole discretion, and (B) may only be deemed a “Representative” of Parent or its Affiliates for any purpose under this

Agreement or the Transaction Agreements if agreed between the Acquiror and Parent (it being understood that Acquiror shall consider any request of Parent to appoint the Cover Provider as a “Representative” and may accept or reject any such request in its sole discretion). For the avoidance of doubt, the foregoing shall not prohibit or prevent Parent and its Affiliates from consulting separately with the Cover Provider on any matter. Parent shall be liable for any Liabilities incurred or suffered by the Acquiror or its Affiliates resulting from any disclosure or use by the Cover Provider or its Affiliates of any ADC Material in breach of the Cover Provider’s Purpose or this Section 2.09(l).

(m)Each of Parent and the Acquiror hereby designate the individuals set forth on Exhibit C-1 and Exhibit C-2, respectively, as the primary points of contact for the management of Shared Reinsurance following the Closing (the “Shared Reinsurance Managers”). Each of Parent and the Acquiror may replace any of their respective Shared Reinsurance Managers with an employee or officer with comparable knowledge, expertise and decision-making authority, or remove any such individual designated by it, in each case, from time to time upon written notice (e-mail being sufficient) to the other party’s Shared Reinsurance Managers.

3.Exhibit A to the Agreement shall be amended to insert the following defined terms in appropriate alphabetical order:

“ADC” shall have the meaning set forth in Section 2.09(l).

“ADC Material” shall have the meaning set forth in Section 2.09(l).

“Cover Provider” shall have the meaning set forth in Section 2.09(l).
“Cover Provider’s Purpose” shall have the meaning set forth in Section 2.09(l).

“Shared Reinsurance Manager” shall have the meaning set forth in Section 2.09(m).

4.Notwithstanding the definition thereof, Existing Ceded Reinsurance (as used in the Agreement) shall exclude Shared Reinsurance consisting of the Industry Loss Warranty Catastrophe Excess of Loss Reinsurance Contract with Unique Market Reference B087523ABZA5003 and the Industry Loss Warranty Catastrophe Excess of Loss Reinsurance Contract with Unique Market Reference B087523ABZA5004.
5.Parent has provided, or shall use commercially reasonable efforts to provide, to the Acquiror prior to the Closing, true, correct and complete copies of all Shared Reinsurance agreements, contracts and amendments that (a) would reasonably be expected to have a material effect with respect to the liabilities covered under the programs set forth on Exhibit A and Exhibit B, (b) have been fully executed prior to the date hereof and (c) have an effective date on or after January 1, 2023.

6.A new Schedule 2.09(h)(i) attached as Exhibit A hereto shall be added to the Agreement.
7.A new Schedule 2.09(h)(ii) attached as Exhibit B hereto shall be added to the Agreement.

8.A new Exhibit C-1 attached as Exhibit C-1 hereto and a new Exhibit C-2 attached as Exhibit C-2 hereto shall be added to the Agreement.

Except as expressly set forth herein, the terms, provisions and conditions of the Agreement and the other Transaction Agreements remain in full force and effect and nothing in this letter agreement will constitute a waiver of compliance with respect to the Agreement or any other Transaction Agreement in any other instance, or change, amend, supplement or modify, or be construed as a change, amendment, supplement or modification to, any other term, provision or condition of the Agreement or any other Transaction Agreement.
The provisions of Section 11.01 (Notices), Section 11.03 (Severability), Section 11.04 (Entire Agreement), Section 11.05 (Assignment), Section 11.06 (No Third-Party Beneficiaries), Section 11.07 (Amendment; Waiver), Section 11.09 (Governing Law; Venue; Waiver of Jury Trial), and Section 11.10 (Rules of Construction), and Section 11.13 (Counterparts) of the Agreement are hereby incorporated into and will apply to this letter agreement mutatis mutandis.

Please indicate your acceptance of this letter agreement by countersigning this letter agreement.

Sincerely,

AMERICAN INTERNATIONAL GROUP, INC.

By: /s/ Eric Kobrick     Name: Eric Kobrick
Title: SVP, Deputy GC

Agreed and accepted:

RENAISSANCERE HOLDINGS LTD.

By: /s/ Shannon Lowry Bender Name: Shannon Lowry Bender
Title:Group General Counsel & Corporate Secretary